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                      Letterhead of Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, State NY 10112
                                 (212) 408-5100



                                                                October 19, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

              Re:  ORBCOMM Inc.
                   Amendment No. 5 to Registration Statement on Form S-1 (Registration No. 333-134088)
                   ----------------------------------------------------


Ladies and Gentlemen:

      On behalf of ORBCOMM Inc., a Delaware corporation (the "Company"), transmitted herewith is Amendment No. 5 ("Amendment No. 5") to the above-referenced Registration Statement on Form S-1 (Registration No. 333-134088) originally filed on May 12, 2006 (the "Form S-1"), marked to show changes from Amendment No. 4 to the Registration Statement on Form S-1 filed on October 13, 2006 ("Amendment No. 4").

      This letter is also in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") made in the letter dated October 18, 2006 (the "Comment Letter") from Ms. Peggy Fisher, Assistant Director of the SEC, to Christian G. Le Brun, General Counsel of the Company, in connection with Amendment No. 4. Set forth below are the staff's comments contained in the Comment Letter (in bold face type) followed by the Company's responses.

      In addition to changes made to address the staff's comments, Amendment No. 5 includes the selling securityholder information, required under Item 507 of Regulation S-K, that was previously omitted and certain updating information since Amendment No. 4 was filed.

1. PLEASE NOTE THAT COMMENTS ON YOUR APPLICATIONS FOR CONFIDENTIAL TREATMENT SUBMITTED ON OCTOBER 10 AND OCTOBER 13, 2006 WILL BE SENT IN A SEPARATE LETTER AND SHOULD BE RESOLVED PRIOR TO REQUESTING ACCELERATION OF EFFECTIVENESS.

      The staff's comment is noted and the Company respectfully requests that the staff provide the comment letter promptly to enable the Company to resolve any comments.

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Securities and Exchange Commission    -2-            October 19, 2006

SUMMARY CONSOLIDATED FINANCIAL DATA, PAGE 9

2. WE NOTE YOUR DISCLOSURE IN FOOTNOTE 2 THAT "[T]HE COMPLETION OF THIS OFFERING AT THE MID-POINT OF THE ESTIMATED RANGE WOULD NOT REQUIRE ANY CONTINGENT PAYMENT TO THE HOLDERS OF SERIES B PREFERRED STOCK." PLEASE DISCLOSE IN THIS SECTION THE RANGE OF THE CONTINGENT PAYMENT AMOUNTS THAT WOULD BE PAYABLE IF THE IPO PRICE PER SHARE IS BELOW $12.50 WITH THE MAXIMUM CONTINGENT PAYMENT, SIMILARLY TO YOUR DISCLOSURES ON PAGES 28 AND F-60.

      In response to the staff's comment, the Company has revised footnote 2 on pages 10 and 37 to include the range of contingent payment amounts that would be payable if the initial public offering price per share is below $12.50, including the maximum contingent payment amount, similar to the disclosures contained on pages 28 and F-60.

NOTE 17.  SUBSEQUENT EVENT

SERIES B PREFERRED STOCK, PAGE F-60

3. ADVISE US AND DISCLOSE THE IMPACT ON YOUR FINANCIAL STATEMENTS IN THE EVENT THAT THE IPO PRICE IS LESS THAN $11.00.

      The Company supplementally advises the staff that the consents of certain holders of shares of Series B preferred stock would not be effective at a price per share of less than $11.00 and the Series A and Series B preferred stock would not automatically convert into shares of common stock upon completion of the initial public offering at such price. As a result, the Company would not be able to complete its initial public offering on the terms currently contemplated at a price per share of less than $11.00. In response to the staff's comment, the Company has revised Note 17 to reflect this fact.

LEGALITY OPINION

4. WE ASSUME THE AMENDED CERTIFICATE OF INCORPORATION AND BYLAWS WILL BE FILED WITH THE SECRETARY OF STATE OF DELAWARE AND THE OPINION WILL BE REFILED AS AN EXHIBIT TO REMOVE THAT CONTINGENCY PRIOR TO THE EFFECTIVENESS, PLEASE CONFIRM.

      The Company confirms that the amended certificate of incorporation will be filed with the Secretary of State of the State of Delaware prior to the effectiveness of the Form S-1 and the opinion of Chadbourne & Parke LLP will be refiled to remove the contingency prior to the effectiveness of the Form S-1.

                                      * * *

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Securities and Exchange Commission    -3-            October 19, 2006


      We are also delivering to each of Peggy Fisher, Eduardo
Aleman, Andrew Mew and Robert Littlepage of the staff courtesy copies of (i) Amendment No. 5 with exhibits, marked to show changes from Amendment No. 4, and (ii) this letter.

      Please telephone Sey-Hyo Lee at (212) 408-5122 or, in his absence, James Laws at (212) 408-5547, of this office, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to Sey-Hyo Lee by facsimile at (646) 710-5122.



                                             Very truly yours,


                                            /s/ Chadbourne & Parke LLP

Enclosures

VIA EDGAR AND HAND DELIVERY
---------------------------

cc:    Peggy Fisher
       Eduardo Aleman
       Andrew Mew
       Robert Littlepage